SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

GALAXY NUTRITIONAL FOODS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36317Q 10 4

(CUSIP Number)

Leonard, Street and Deinard, P.A.

Attn: Mark S. Weitz, Esq.

150 South Fifth Street, Suite 2300

Minneapolis, MN 55402

612-335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 36317Q 10 4

1	NAME OF REPORTING PERSONS Galaxy Partners, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 26-3143190

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,811,120

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 13,811,120

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,811,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.1%

14	TYPE OF REPORTING PERSON OO

CUSIP No. 36317Q 10 4

1	NAME OF REPORTING PERSONS Timothy S. Krieger I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 13,811,120(1)

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 13,811,120(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,811,120(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.1%

14	TYPE OF REPORTING PERSON OO

(1) Represents or includes 13,811,120 shares held by Galaxy Partners, L.L.C. (“Galaxy Partners”).  Tim Krieger is a member and the sole manager and governor of Galaxy Partners, and as such may be deemed to have shared voting and dispositive power of the shares held by Galaxy Partners.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D amendment amends the Schedule 13D (this “Statement”) originally filed by individuals and entities identified in Item 2 on November 28, 2008 (the “Original Filing”) and relates to the common stock (the “Common Stock”) of Galaxy Nutritional Foods, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 5955 T.G. Lee Blvd. Suite 201, Orlando, Florida 32822.

The Reporting Persons’ responses to Items 1 and 3 remain unchanged, and the Reporting Persons hereby restate the information contained in the Original Filing for those items.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is being filed by Galaxy Partners, L.L.C. (“Galaxy Partners”) and Tim Krieger (each a “Reporting Person” and collectively, the “Reporting Persons”).  There have been no changes in the identity, background, occupations, or addresses of the Reporting Persons or other persons identified in Item 2 of the Schedule 13D since the Original Filing.

During the last five years, none of the Reporting Persons or any other person identified in response to Item 2 in the Original Filing was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons’ disclosures under Item 4 to Schedule 13D of the Original Filing are incorporated hereby.  In addition, on December 29, 2008, Timothy Krieger requested that the Issuer form a special committee of its directors to evaluate a reverse stock split.  The Issuer formed such a committee on December 29, 2008, consisting of Peter J. Jungsberger and Robert S. Mohel, the Issuer’s two independent directors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

There have been no changes to the information included in Item 5 of the Original Filing and the Reporting Persons’ disclosures under Item 5 to Schedule 13D of the Original Filing are incorporated hereby.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
The Reporting Persons’ disclosures under Item 6 to Schedule 13D of the Original Filing are incorporated hereby.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:        Joint Filing Agreement, dated as of November 26, 2008, by and among the Reporting Persons.

Exhibit B:         Power of Attorney for the Reporting Persons dated as of November 26, 2008.*

Exhibit C:         Stock Purchase Agreement by and among Galaxy Partners, L.L.C., Galaxy Nutritional Foods, Inc., and Frederick DeLuca, dated as of November 18, 2008**

Exhibit D:        Promissory Note, dated November 18, 2008, between Galaxy Partners and Robert Schachter*

Exhibit E-1:      Membership Interest Pledge and Security Agreement, and Guaranty, dated November 18, 2008, between Timothy Krieger and Robert Schachter*

Exhibit E-2:      Membership Interest Pledge and Security Agreement, dated November 18, 2008, between Michael Tufte and Robert Schachter*

Exhibit E-3:      Membership Interest Pledge and Security Agreement, dated November 18, 2008, between DBJ Holdings 2001 Holdings, LLC and Robert Schachter*

Exhibit E-4:      Membership Interest Pledge and Security Agreement, dated November 18, 2008, between Michael D. Slyce and Robert Schachter*

Exhibit F:         Consulting Agreement by and among Galaxy Partners, L.L.C., Fairway Dairy and Ingredients LLC, and David Lipka dated as of September 30, 2008.*

* Attached as exhibits to the Schedule 13D, filed November 28, 2008. ** Incorporated by reference from Exhibit 10.1 of Galaxy Nutritional Foods, Inc. Form 8-K filed on November 21, 2008.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  December 31, 2008

Galaxy Partners, L.L.C.

By:	/s/ Tim Krieger
Tim Krieger, Chief Manager

/s/ Tim Krieger
Tim Krieger

EXHIBIT A

JOINT FILING AGREEMENT

Each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Galaxy Nutritional Foods, Inc., and further agrees that this Joint Filing Agreement be included as an exhibit to such filings; provided, that, no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned has duly executed this Joint Filing Agreement as of this 31st day of December 2008.

GALAXY PARTNERS, L.LC.

/s/ Tim Krieger
Tim Krieger, Chief Manager

/s/ Tim Krieger
Tim Krieger